Exhibit 99.10

Consent of Gary H. Giroux

The undersigned hereby consents to (i) the references to, and the information derived from, the technical report entitled "NI 43-101 Resource Estimate for the Whistler Project, Alaska", dated effective March 24, 2016, and amended and restated May 30, 2016; and (ii) the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Information Form for the fiscal year ended November 30, 2020 of GoldMining Inc. (the "Company") being filed as an exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended November 30, 2020, being filed by the Company with the United States Securities and Exchange Commission and any amendments thereto.

/s/ Gary H. Giroux
Gary H. Giroux, M.A. Sc., P. Eng.

Dated: March 1, 2021